11017025

SECURIT[illegible] N

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2011 WASH, D.C. 200

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 31955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securian Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul (City) MN (State) 55101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Angela Olson 651-665-6493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George I. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securian Financial Services, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

BLAINE D. WESTBERG
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors' Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Securian Financial Services, Inc. (the Company) as of December 31, 2010 and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securian Financial Services, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
February 23, 2011

SECURIAN FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	8,789,943
Commissions receivable		4,464,802
Due from affiliates		522,362
Accounts receivable		257,107
Deferred income tax receivable		149,146
Securities owned, at market value		12,443
Receivable from broker/dealer		11,810
Software, net of accumulated amortization of $3,870,146		656,990
Intangible assets, net of accumulated amortization of $256,000		294,000
Prepaid expenses		121,001
Deposit with clearing organization		100,000
Total assets	$	15,379,604

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	3,704,980
Bonus payable		2,267,905
Accrued expenses		666,018
Current income tax payable		253,669
Payable to outside broker/dealer		12,443
Securities sold, not yet purchased at market value		11,810
Due to affiliates		2,022,784
Total liabilities		8,939,609
Stockholder's equity:		
Paid-in capital; 25,000 shares of common stock authorized, no par value; 100 shares issued and outstanding		48,465,635
Accumulated deficit		(42,025,640)
Total stockholder's equity		6,439,995
Total liabilities and stockholder's equity	$	15,379,604

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Operations

For the year ended December 31, 2010

Revenues		
Commissions and distribution and service fee income:		
12b-1 fees from insurance products	$	10,099,235
Investment advisory fees		43,133,131
Other mutual funds		11,472,521
Variable life and annuities		180,676,652
Other products		19,406,330
Fee income received from affiliate		2,060,600
Other income		4,812,041
		271,660,510
Expenses		
Commissions and distribution and service fee expense:		
12b-1 fees from insurance products		10,099,235
Investment advisory		35,640,984
Other mutual funds		22,007,656
Variable life, variable annuities and other products		178,970,843
Salaries and benefits		13,054,354
Registration fees		1,117,928
General and administrative expenses		9,687,650
		270,578,650
Income from operations before taxes		1,081,860
Income tax expense:		
Current		495,446
Deferred		(305,756)
Total income tax expense		189,690
Net income	$	892,170

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Stockholder's Equity

For the year ended December 31, 2010

	Paid-in capital	Accumulated deficit	Total
Balances at December 31, 2009	$ 47,465,635	$ (42,917,810)	$ 4,547,825
Capital contribution received	1,000,000	-	1,000,000
Net income	-	892,170	892,170
Balances at December 31, 2010	$ 48,465,635	$ (42,025,640)	$ 6,439,995

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the year ended December 31, 2010

Cash flows provided by operating activities	
Net income	$ 892,170
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	
Intangible assets	31,000
Software	382,507
Loss on disposition of software	187
Change in operating assets and liabilities:	
Decrease in commissions receivable	665,140
Increase in due from affiliates	(84,509)
Decrease in accounts receivable	81,446
Increase in receivable from broker/dealer	(11,810)
Change in securities owned	(12,443)
Deferred tax provision	(305,756)
Change in income tax payable - current	96,185
Decrease in prepaid expenses	24,628
Increase in commissions payable	130,348
Increase in bonus payable	207,485
Decrease in accrued expenses	(1,546,362)
Change in securities sold, not yet purchased	11,810
Change in payable to outside broker/dealer	12,443
Increase in due to affiliates	526,254
Net cash provided by operating activities	1,100,723
Cash flows used for investing activities	
Additions to capitalized software	(183,451)
Net cash used for investing activities	(183,451)
Cash flows provided by financing activities	
Capital contribution received from stockholder	1,000,000
Net cash provided by financing activities	1,000,000
Increase in cash and cash equivalents	1,917,272
Cash and cash equivalents at beginning of year	6,872,671
Cash and cash equivalents at end of year	$ 8,789,943

See accompanying notes to financial statements.

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statements include the accounts of Securian Financial Services, Inc. (the Company), a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG).

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of SFG, variable annuity contracts and variable life insurance policies, and also sells mutual funds, annuity contracts and insurance policies sponsored by third parties.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent on SFG to fund its operations.

(2) Summary of Significant Accounting Policies

Commission Income/Expense and Distribution and Service Fee Income/Expense

Commission income on mutual fund, variable life and annuity and investment advisory sales and other products is earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale.

Under an assignment agreement with Minnesota Life, the Company receives 12b-1 fees from the Advantus Series Fund portfolios and the Waddell and Reed Target portfolios, and transfers them to Minnesota Life.

Cash and Cash Equivalents

Cash and cash equivalents of sufficient credit quality including investments in money market mutual funds are carried at cost, which approximates fair value. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. As of December 31, 2010, the Company had $4,675,769 of money market mutual funds which are considered Level 1 financial assets under the provisions of fair value measurement guidance. The Company had no other financial assets that needed to be measured for fair value.

(2) Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the financial statements. Any such change could significantly affect the amounts reported on the statement of operations. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the IRS or the tax courts.

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment dates. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. Current income taxes are charged to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year.

Software Capitalization

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2010, the Company had unamortized software costs of $656,990.

(2) Summary of Significant Accounting Policies (Continued)

Intangible Assets

The Company evaluates the recoverability of other intangible assets with finite useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset.

The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be determined as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flow. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale. The Company had $12,443 of securities owned and $11,810 of securities sold, not yet purchased at December 31, 2010.

Variable Interest Entities

A variable interest entity (VIE) is an entity that either has investors that lack certain characteristics of a controlling financial interest or lacks sufficient equity to finance its own activities without financial support provided by other entities. The Company performs ongoing qualitative assessments of its VIEs to determine whether the Company has a controlling financial interest in the VIE and is therefore the primary beneficiary. The Company is deemed to have controlling financial interest when it has both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE.

As of December 31, 2010, the Company had identified no investments or relationships that would be identified as a VIE.

(3) Risks

The following is a description of the significant risks facing the Company:

Credit Risk:

Certain financial instruments, consisting of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in high quality financial institutions and limits the credit exposure with any one institution.

Legal/Regulatory Risk:

The risk that changes in the legal or regulatory environment in which the Company operates will result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

(4) New Accounting Pronouncements

In December 2010, the FASB issued Accounting Standards Update 2010-28 (ASU 2010-28), Intangibles – Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, which requires an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for non-public entities for reporting periods ending after December 15, 2011. The Company is currently evaluating the impact of this new guidance to its results of operations and financial position.

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Additionally, this guidance requires disclosures about significant transfers between Level 1 and 2 measurement categories and separating the presentation of purchases, sales and settlements. This guidance was effective for periods beginning after December 15, 2009, except for the disclosures regarding the separation of the presentation of purchases, sales and settlements, which is effective for periods beginning after December 15, 2010. ASU 2010-06 was adopted by the Company effective January 1, 2010 with the exception of separating the presentation of purchases, sales and settlements. There was no impact to the Company's results of operations or financial position due to the adoption of this new guidance. The Company will adopt the required disclosure provisions of this new guidance relating to the separation of the presentation of purchases, sales and settlements effective January 1, 2011.

In August 2009, the FASB issued Accounting Standards Update 2009-05 (ASU 2009-05), Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value, which provides clarification for measuring the fair value in circumstances in which a quoted price in an active market for the identical liability is not available for periods beginning January 1, 2010. The Company had no material impact to its results of operations or financial position due to the adoption of ASU 2009-05.

(4) New Accounting Pronouncements (Continued)

In June 2009, the FASB issued guidance relating to special purpose entities changing the determination of the primary beneficiary of a VIE from a quantitative model to a qualitative model. Under the new qualitative model, the primary beneficiary must have both the ability to direct the activities of the VIE and the obligation to absorb either losses or gains that could be significant to the VIE. The guidance also changes when reassessment is needed, as well as requires enhanced disclosures, including the Company's involvement with VIEs on its financial statements for periods beginning after November 15, 2009. In February 2010, the FASB issued Accounting Standards Update 2010-10 (ASU 2010-10), Consolidation, Amendments for Certain Investment Funds. This guidance indefinitely defers the consolidation requirements for reporting enterprises' interests in entities that have the characteristics of investment companies and regulated money market funds. The Company had no material impact to its results of operations or financial position due to the adoption of this new guidance.

In June 2009, the FASB issued guidance relating to the accounting for transfers of financial assets. This guidance eliminates the concept of a qualifying special purpose entity, eliminates the guaranteed mortgage securitization exception, changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition of retained beneficial interest. The guidance also requires additional disclosures about a transferor's financial assets that have been accounted for as sales, the risks inherent in the transferred financial assets that have been retained, and the nature and financial effect of restrictions on the transferor's assets that continue to be reported in the statement of financial condition for periods beginning after November 15, 2009. The Company had no material impact to its results of operations or financial position due to the adoption of this guidance.

(5) Related Party Transactions

The Company is the distributor of Minnesota Life's variable annuity and variable life products. The Company received compliance fees of $2,060,600 during 2010, which is included in fee income received from affiliate in the statement of operations, from Minnesota Life for performing compliance functions for these variable products. The Company also recognized commission income of $153,711,991 in 2010 relating to distribution activities, of which $1,908,805 was included in commissions receivable at December 31, 2010.

The Company also has an agreement with an affiliate, Securian Trust Company, N.A. (STC), an affiliated national bank. Under this agreement, the Company receives referral fees for clients who name STC trustee of a Trust. The Company received fees of $235,711, which is included in other income, in the statement of operations during 2010. At December 31, 2010, $19,200 was included in due from affiliates.

Under a management services agreement with Minnesota Life, SFG and STC, the Company incurred $8,694,701 during 2010 for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life, SFG and STC, incurs on behalf of the Company. At December 31, 2010, $1,844,073 was payable to Minnesota Life, SFG and STC for such expenses and included in due to affiliates.

(5) Related Party Transactions (Continued)

Distribution and service fee income of $3,183,547 was recognized and included in 12b-1 fees from insurance products during the year ended December 31, 2010 under agreements with certain investment companies managed by Advantus Capital Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

Under an assignment agreement with Minnesota Life, 12b-1 fees from the Advantus Series Fund, the Waddell & Reed Target Portfolios and other mutual funds, are transferred to Minnesota Life. During 2010, $10,099,235 was received and $9,972,335 was transferred. At December 31, 2010, $126,900 was payable to Minnesota Life.

The Company has an agreement with an affiliated registered broker/dealer in securities. Under this agreement, the Company assists the affiliated broker/dealer in compliance, training and marketing and provides services such as accounting and auditing. The Company charges expenses related to these activities to the affiliated party and receives reimbursement. For the year ended December 31, 2010, the Company charged expenses totaling $1,926,694, and $451,351 was included in due from affiliates at December 31, 2010 for such expenses.

(6) Income Taxes

The income tax expense (benefit) for the year ended December 31, 2010 consists of the following:

	Current	Deferred	Total
Federal	$ 392,329	$ (5,837)	$ 386,492
State	103,117	(299,919)	(196,802)
	$ 495,446	$ (305,756)	$ 189,690

The difference between the income tax expense and income taxes computed using the U.S. federal income tax rate of 35% is as follows:

Amount computed using the statutory rate	$ 378,651
State taxes, net of federal benefit	65,310
Change in valuation allowance	(262,113)
Other	7,842
	$ 189,690

(6) Income Taxes (Continued)

The tax effects of temporary differences that gave rise to the Company's net deferred tax asset at December 31, 2010 are as follows:

Deferred tax asset:		
Net operating losses	$	1,373,390
Intangible assets		231,334
Gross deferred tax assets		1,604,724
Less valuation allowance		(958,541)
Deferred tax asset, net of valuation allowance		646,183
Deferred tax liabilities:		
Prepaid expenses		84,102
Capitalized software		412,935
Gross deferred tax liabilities		497,037
Net deferred tax asset	$	149,146

The Company has recorded a valuation allowance as of December 31, 2010 related to tax benefits of certain state operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain state operating loss carryforwards will not be realized. The decrease in the deferred tax asset valuation allowance for the year ended December 31, 2010 was $262,113.

The state net operating loss carryforwards amount to $26,679,666 at December 31, 2010 and were generated in various states with expiration periods of 5 to 20 years. Some of the Company's net operating losses will expire beginning 2011 through 2030. Based on available objective evidence, including the Company's history of losses, management believes it is more likely than not that the deferred tax assets will not be fully realizable. Therefore, the Company has provided for a 70% valuation allowance against its net operating loss deferred tax asset as of December 31, 2010. The Company files unitary tax returns in certain states and believes that it will more likely than not be able to realize the remaining portions of the state net operating loss carryforwards in those states.

Income taxes paid for the year ended December 31, 2010 were $399,261.

As of January 1, 2010 and December 31, 2010, the balance of unrecognized tax benefits was $16,985. The entire unrecognized tax benefit at December 31, 2010 is a benefit that, if recognized, would affect the effective tax rate on income from continuing operations.

As of December 31, 2010, the Company has not accrued interest or penalties for its unrecognized tax benefit.

At December 31, 2010, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

(6) Income Taxes (Continued)

The consolidated federal income tax returns for Minnesota Mutual Companies, Inc. and subsidiaries for the years 2008 and 2009 are currently under examination by the IRS. The Company believes that any additional taxes refunded or assessed as a result of the examination will not have a material impact on its financial position.

(7) Intangible Assets

The amount of intangible assets included on the statement of financial condition, was as follows:

Balance as of January 1, 2010	$	325,000
Amortization		(31,000)
Balance as of December 31, 2010	$	294,000

The Company has recorded intangible assets resulting from an asset acquisition in April 2007. The Company acquired the rights to certain investment advisory contracts from a general-agency owned investment advisor. Intangible assets acquired as part of the transaction include customer relationships amortizable over the estimated economic useful life, which vary in length between 20 and 25 years. The estimated useful life for each intangible asset is reviewed annually. A change in expected useful life could potentially indicate impairment of the intangible assets. The Company tests intangible assets for potential impairment when events or changes in circumstances indicate the carrying amounts may not be recoverable. No intangible asset impairments were recorded in 2010.

Projected amortization expense for the next five years is as follows: 2011, $30,000; 2012, $29,000; 2013, $27,000; 2014, $25,000; 2015, $24,000.

(8) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $3,874,954, which was $3,264,821 in excess of its required net capital of $610,133. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.36 to 1 at December 31, 2010.

(9) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker/dealer. The Company does not hold customer funds or safekeep customer securities and is therefore, exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(10) Dividends and Capital Contributions

During 2010, the Company received a capital contribution of $1,000,000 from SFG. This contribution was made in the form of cash.

(11) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

(12) Subsequent events

On January 28, 2011, the Company received a capital contribution of $2,000,000 from SFG. This contribution was made in the form of cash.

The Company evaluated subsequent events through February 23, 2011, the date these financial statements were issued. With the exception of the item noted above, there were no material subsequent events that required recognition or further disclosure in the Company's financial statements.

Schedule 1

SECURIAN FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2010

Stockholder's equity	$ 6,439,995
Deductions - nonallowable assets:	
Due from affiliates	522,362
Accounts receivable	257,107
Software	656,990
State income tax receivable, current and deferred	618,200
Intangible assets	294,000
Prepaid expenses	121,001
	2,469,660
Net capital before haircuts on securities	3,970,335
Haircuts on securities	95,381
Net capital	$ 3,874,954
Total aggregate indebtedness	$ 9,152,001
Net capital	$ 3,874,954
Minimum capital required to be maintained (the greater of $50,000 or 6-2/3% of aggregate indebtedness of $9,152,001)	610,133
Net capital in excess of requirements	$ 3,264,821
Ratio of aggregate indebtedness to net capital	2.36 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2010 Part IIA of FOCUS Form X-17A-5 and the above computations.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Securian Financial Services, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2011

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

Board of Directors
Securian Financial Services, Inc.
Minneapolis, Minnesota:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Securian Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Securian Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Securian Financial Services' management is responsible for the Securian Financial Services' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in Securian Financial Services' general ledger, noting no differences;
2. Compared the amounts reported of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039877 FINRA DEC
CRI SECURITIES LLC 17*17
ATTN:MATT BAULER
400 ROBERT ST N STE A
SAINT PAUL MN 55101-2098

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Gero Feaman 651-665-1949

2. A. General Assessment (item 2e from page 2)		$ 16,212.12
B. Less payment made with SIPC-6 filed (exclude interest) 7/28/2010 Date Paid		(8,082.82)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		Ø
F. Total assessment balance and interest due (or overpayment carried forward)		$ 8,129.30
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 8,129.30	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CRI Securities, LLC
(Name of Corporation, Partnership or other organization)

Gero W Feaman
(Authorized Signature)

Supervisor, Financial Management
(Title)

Dated the 27 day of January, 20 ~~10~~ 11 GWF.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 10
and ending December 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,484,847

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 6,484,847

2e. General Assessment @ .0025 $ 16,212.12

(to page 1, line 2.A.)